March 23, 2021

Ronald Alper

Division of Corporation Finance

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: RAD Diversified REIT, Inc.

Offering Statement on Form 1-A

Post-qualification Amendment No. 6

Filed March 9, 2021

File No. 024-11020

Dear Mr. Alper:

We acknowledge receipt of the comments in your letter dated March 23, 2021 regarding the Offering Statement of RAD Diversified REIT, Inc (the “Company”). We appreciate the opportunity to respond to your comments.

Post-Qualification Amendment No. 6 to Offering Statement on Form 1-A Filed March 9, 2021

General

1. Your response to comment 2 and the heading for Note 10 states that the new disclosure on page 25 is unaudited. However, the audit report on page F-13 is dual dated to include this disclosure. As such, it appears that the footnote has been audited as required. Please revise your disclosure accordingly.

The Company has revised the disclosure in the financial statements in compliance with the Staff’s comment.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RAD Diversified REIT, Inc. If you have additional questions or comments, please contact me at fanni@crowdchecklaw.com.

Sincerely,

/s/ Fanni Koszeg

Counsel

CrowdCheck Law LLP

700 12th St NW, Ste 700,

Washington, DC 20005-4052

cc:

Brandon Dutch Mendenhall
President and Chief Executive Officer

RAD Diversified REIT, Inc.
211 N. Lois Avenue

Tampa, FL 33609